Exhibit 99.A

TRANSACTIONS IN THE ISSUER'S SECURITIES SINCE APRIL 24, 2026

Transaction Description	Date of Transaction	Securities Purchased*	Average Price Per Share**	Trading Range of Transactions	
				Min	Max
Purchase of Series A Preferred Stock	4/27/2026	260	$7.98	$7.95	$8.00
Purchase of Series A Preferred Stock	4/30/2026	31	$8.38	$8.38	$8.38
Purchase of Series A Preferred Stock	5/1/2026	475	$8.91	$8.75	$9.06
Purchase of Series A Preferred Stock	5/1/2026	934	$8.74	$8.49	$8.99
Purchase of Series A Preferred Stock	5/5/2026	12	$8.76	$8.76	$8.76
Purchase of Series A Preferred Stock	5/11/2026	120	$8.13	$8.06	$8.19
Purchase of Series A Preferred Stock	5/12/2026	13	$8.17	$8.17	$8.17
Purchase of Series A Preferred Stock	5/12/2026	203	$8.33	$8.15	$8.50
Purchase of Series A Preferred Stock	5/13/2026	129	$8.57	$8.23	$8.90
Purchase of Series A Preferred Stock	5/14/2026	95	$8.47	$8.30	$8.64
Purchase of Series A Preferred Stock	5/15/2026	820	$8.43	$8.10	$8.75

*Represents transactions made on the open market by the Reporting Persons.

**The price reported is the average purchase price. These shares were purchased in multiple transactions at prices ranging between the "Min" and "Max" values included in the "Trading Range of Transactions" column. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth above.